EXHIBIT 12

F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2007	2006	2005	2004	2003

Earnings:
Income from continuing operations before income taxes	$98,139	$97,186	$77,105	$89,332	$36,004
Fixed charges, excluding interest on deposits	51,510	48,839	44,468	33,523	31,313

Subtotal	149,649	146,025	121,573	122,855	67,317
Interest on deposits	124,276	106,679	66,112	52,400	57,710

Total	$273,925	$252,704	$187,685	$175,255	$125,027

Fixed charges:
Interest on borrowed funds	$49,777	$46,906	$42,668	$31,990	$29,280
Interest component of rental expense	1,733	1,933	1,800	1,533	2,033

Subtotal	51,510	48,839	44,468	33,523	31,313
Interest on deposits	124,276	106,679	66,112	52,400	57,710

Total	$175,786	$155,518	$110,580	$85,923	$89,023

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.91x	2.99x	2.73x	3.66x	2.15x
Including interest on deposits	1.56x	1.62x	1.70x	2.04x	1.40x